ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2008

March 6, 2009

Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario Canada M5J 2N7

FAIRFAX FINANCIAL HOLDINGS LIMITED — 2008 ANNUAL INFORMATION FORM

TABLE OF CONTENTS AND INFORMATION INCORPORATED BY REFERENCE

(1)	Incorporated by reference from the Fairfax Financial Holdings Limited 2008 Annual Report.

(2)	Incorporated by reference from the Fairfax Financial Holdings Limited Management Proxy Circular dated March 6, 2009.

Except as otherwise noted, all information given is at, or for the fiscal year ended, December 31, 2008.

Copies of this Annual Information Form, as well as copies of the Fairfax Financial Holdings Limited 2008 Annual Report (parts of which are incorporated herein by reference), may be obtained from the Corporate Secretary at Suite 800, 95 Wellington Street West, Toronto, Ontario, M5J 2N7. These documents may also be found on our website at www.fairfax.ca or on SEDAR at www.sedar.com. See “Additional Information”.

CORPORATE STRUCTURE

Name, Address and Incorporation

Fairfax Financial Holdings Limited (“Fairfax”) was incorporated under the Canada Corporations Act on March 13, 1951 and continued under the Canada Business Corporations Act in 1976. Our original name of Markel Service of Canada Limited was subsequently changed to Markel Financial Holdings Limited and, in May 1987, to our current name of Fairfax Financial Holdings Limited. Our registered and head office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7.

Intercorporate Relationships

The following is a list of our principal subsidiaries as at March 6, 2009. Indented companies are subsidiaries of the non-indented company which precedes them. All subsidiaries were wholly-owned (TRG Holding Corporation as to a 100% economic and voting interest), directly or through another subsidiary, except for Odyssey Re Holdings Corp. (“Odyssey Re”), a public company of which Fairfax owns approximately 70.4% as of December 31, 2008.

Jurisdiction of
Name	Incorporation

Canadian insurance subsidiaries
Northbridge Financial Corporation	Canada
Commonwealth Insurance Company	Canada
Federated Holdings of Canada Limited	Canada
Lombard General Insurance Company of Canada	Canada
Markel Insurance Company of Canada	Canada
U.S. insurance subsidiaries
Crum & Forster Holdings Corp.	Delaware
United States Fire Insurance Company	Delaware
The North River Insurance Company	New Jersey
Seneca Insurance Company, Inc.	New York
Asian insurance subsidiaries
First Capital Insurance Limited	Singapore
Falcon Insurance Company (Hong Kong) Ltd.	Hong Kong
Odyssey Re Group reinsurance subsidiaries
Odyssey Re Holdings Corp.	Delaware
Odyssey America Reinsurance Corporation	Connecticut
Clearwater Insurance Company	Delaware
Other reinsurance subsidiaries
CRC (Bermuda) Reinsurance Limited	Bermuda
Wentworth Insurance Company Ltd.	Barbados
Polskie Towarzystwo Reasekuracji SA	Poland
Runoff subsidiaries
TRG Holding Corporation	Delaware
RiverStone Group LLC	Delaware
TIG Insurance Company	California
Fairmont Insurance Company	California
nSpire Re Limited	Ireland
RiverStone Holdings Limited	United Kingdom
Investment management subsidiary
Hamblin Watsa Investment Counsel Ltd.	Canada
Information technology solutions subsidiary
MFXchange Holdings Inc.	Ontario

GENERAL DEVELOPMENT OF THE BUSINESS

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

As the majority of our operations are in the United States or conducted in U.S. dollars, we report our consolidated financial statements in U.S. dollars. All comparative financial information, financial data and other monetary data in this Annual Information Form is reported in U.S. dollars unless otherwise noted.

Over the past three completed financial years our total assets have increased from $26.6 billion as at December 31, 2006 to $27.3 billion as at December 31, 2008. Common shareholders’ equity was $2.7 billion, $4.1 billion and $4.9 billion as at December 31, 2006, 2007 and 2008, respectively. For the year ended December 31, 2006, Fairfax had revenue of $6.8 billion and net earnings of $227.5 million. For the year ended December 31, 2007, Fairfax had revenue of $7.5 billion and net earnings of $1.1 billion. For the year ended December 31, 2008, Fairfax had revenue of $8.0 billion and net earnings of $1.5 billion.

NARRATIVE DESCRIPTION OF THE BUSINESS

Fairfax is a financial services holding company whose corporate objective is to achieve a 15% rate of return on invested capital and build long term shareholder value. We have been under present management since September 1985.

Intangible Properties

Other than certain trade names, we do not have any significant identifiable intangible properties.

Economic Dependence

There are no contracts upon which Fairfax, on a consolidated basis, is substantially dependent.

Employees

As at December 31, 2008, Fairfax (the holding company) had 42 employees and our operating subsidiaries had in aggregate approximately 5,315 employees.

DIVIDENDS

On January 4, 2007, we declared a dividend of $2.75 per subordinate voting or multiple voting share, payable on February 8, 2007. On January 2, 2008, we declared a dividend of $5.00 per subordinate voting or multiple voting share, payable on February 11, 2008. On January 6, 2009, we declared a dividend of $8.00 per subordinate voting or multiple voting share, payable on January 27, 2009.

The dividends are payable in U.S. dollars. Future dividends on our subordinate voting or multiple voting shares, if any, are expected to be paid in U.S. currency.

Dividend payments on our Series A preferred shares commenced during the 2000 calendar year. Dividends of CDN$1.52, CDN$1.68 and CDN$1.41, per Series A preferred share were paid in each of the 2006, 2007 and 2008 calendar years, respectively, to holders of Series A preferred shares.

A dividend of CDN$1.63 per Series B preferred share was paid to holders of our Series B preferred shares during each of the last three calendar years.

The declaration and payment of dividends are at the sole discretion of our board of directors and depend on, among other things, our financial condition, general business conditions, legal restrictions regarding the payment of dividends by us and other factors which the board of directors may in the future consider to be relevant. As a holding company with no direct operations, we rely on cash dividends and other payments from our subsidiaries and our own cash balances to pay dividends to our shareholders.

CAPITAL STRUCTURE

General Description

For a general description of our capital structure please see “Description of Subordinate Voting Shares and Preferred Shares” at pages 40-44 of our short form base shelf prospectus dated April 25, 2008 filed with the Canadian securities regulatory authorities. The short form base shelf prospectus is available on SEDAR at www.sedar.com.

Ratings

Our senior, unsecured long-term debt has been assigned a rating of BBB− with a stable outlook by Standard & Poor’s Ratings Services (“S&P”). Moody’s Investors Service (“Moody’s”) has assigned a Ba2 rating with a positive outlook on our senior unsecured long term debt. Dominion Bond Rating Service Limited (“DBRS”) has assigned a BBB (low) rating with a stable outlook on our senior unsecured long term debt. Fitch Ratings Ltd. (“Fitch”) has assigned a long term issuer default rating of BBB− with a stable outlook on our senior unsecured long term debt. These credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB− by S&P is the fourth highest of ten categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba2 by Moody’s is the fifth highest of nine categories and is assigned to debt securities that are judged to have speculative elements and are subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB (low) is in the fourth highest category of ten categories and is assigned to debt that is considered to be of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. Each rating category is denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category.

Fitch long term issuer default ratings are on a rating scale that ranges AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB− is the fourth highest of eleven categories. This rating indicates that there are currently expectations of low credit risk. The capacity for payment of financial commitments is considered adequate but adverse changes in circumstances and economic conditions are more likely to impair this capacity.

The credit ratings accorded to our debt by the rating agencies are not recommendations to purchase, hold or sell any debt in as much as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, Fairfax is under no obligation to update this disclosure.

MARKET FOR SECURITIES

Trading Price and Volume

Our subordinate voting shares are listed for trading on the New York Stock Exchange and on the Toronto Stock Exchange (the “TSX”) under the symbol “FFH”. The following table sets out the market price range in CDN$ and aggregate trading volume of our subordinate voting shares on the TSX for the periods indicated:

Month	High	Low	Close	Trading Volume

January, 2008	331.20	270.11	327.66	1,450,462
February, 2008	342.20	295.78	299.88	949,534
March, 2008	302.00	255.32	298.90	1,212,503
April, 2008	340.00	294.00	304.00	1.159,177
May, 2008	316.12	269.89	273.55	1,127,291
June, 2008	275.90	240.01	261.00	1,019,420
July, 2008	275.00	247.07	262.30	853,715
August, 2008	262.30	221.94	233.00	790,821
September, 2008	350.00	223.20	341.14	2,506,510

Month	High	Low	Close	Trading Volume

October, 2008	377.00	303.85	331.00	2,123,179
November, 2008	368.99	318.36	360.00	1,135,908
December, 2008	390.00	339.25	390.00	1,201,625

ESCROWED SECURITIES

To our knowledge, none of the securities of any class of our company were held in escrow during the year ended December 31, 2008.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Directors

Each director holds office until the next annual meeting of shareholders or until a successor is elected or appointed.

Name and municipality
of residence	Principal occupation during the last five years	Date first elected

Alan D. Horn(a) Toronto, Ontario	President and Chief Executive Officer, Rogers Telecommunications Limited and Chairman and Acting Chief Executive Officer of Rogers Communications Inc.	2008
Anthony F. Griffiths(a)(b)(c)(d) Toronto, Ontario	Independent Business Consultant and Corporate Director	2002
Robert J. Gunn(a)(c) Toronto, Ontario	Independent Business Consultant and Corporate Director	2007
David L. Johnston(b) Waterloo, Ontario	President, Vice-Chancellor and Professor, University of Waterloo	2007
Paul L. Murray(a)(e) Toronto, Ontario	President, Pinesmoke Investments Ltd. (private equity company)	2005
Brandon W. Sweitzer(b)(c) New Canan, Connecticut, U.S.A.	Senior Fellow of the U.S. Chamber of Commerce President of Marsh Inc. until 2000	2004
V. Prem Watsa Toronto, Ontario	Chairman and Chief Executive Officer, Fairfax; Vice President, Hamblin Watsa Investment Counsel Ltd.	1985

Notes:

(a)	Member of the Audit Committee (Chair — Alan D. Horn)

(b)	Member of the Governance and Nominating Committee (Chair — Anthony F. Griffiths)

(c)	Member of the Compensation Committee (Chair — Anthony F. Griffiths)

(d)	Lead Director

(e)	Mr. Murray will be retiring from our Board in April 2009.

Officers

Name and municipality	Principal occupation during the last five years
of residence	(office is with Fairfax, unless otherwise specified)	Office held

Trevor Ambridge London, England	Chief Financial Officer of Advent Capital (Holdings) PLC. Prior to May 2005, Vice President and Chief Financial Officer	Vice President
David Bonham Mississauga, Ontario	Since December 2006, Vice President, Financial Reporting. Prior thereto, Financial Analyst. Prior thereto, Senior Manager, PricewaterhouseCoopers LLP	Vice President, Financial Reporting

Name and municipality	Principal occupation during the last five years
of residence	(office is with Fairfax, unless otherwise specified)	Office held

Peter Clarke Richmond Hill, Ontario	Since October 2004, Vice President and (since January 2007) Chief Risk Officer. Prior thereto, Actuarial Analyst	Vice President and Chief Risk Officer
Jean Cloutier Toronto, Ontario	Vice President and Chief Actuary	Vice President and Chief Actuary
Bradley Martin Toronto, Ontario	Vice President, Corporate Secretary and (since November 2006) Chief Operating Officer	Vice President, Chief Operating Officer and Corporate Secretary
Paul Rivett Toronto, Ontario	Since April 2004, Vice President and (since January 2007) Chief Legal Officer; Vice President and Chief Operating Officer, Hamblin Watsa Investment Counsel Ltd. Prior thereto, Attorney, Shearman & Sterling LLP	Vice President and Chief Legal Officer
Eric Salsberg Toronto, Ontario	Vice President, Corporate Affairs	Vice President, Corporate Affairs
Ronald Schokking Thornhill, Ontario	Since February 2006, Vice President and Treasurer. Prior thereto, Vice President, Finance	Vice President and Treasurer
Greg Taylor Oakville, Ontario	Since May 2005, Vice President and Chief Financial Officer. Prior thereto, Chief Financial Officer and Corporate Secretary, Northbridge Financial Corporation and Vice President, Hamblin Watsa Investment Counsel Ltd.	Vice President and Chief Financial Officer
V. Prem Watsa Toronto, Ontario	Chairman and Chief Executive Officer; Vice President, Hamblin Watsa Investment Counsel Ltd.	Chairman and Chief Executive Officer
Jane Williamson Toronto, Ontario	Vice President	Vice President

Directors and Officers — Ownership of Securities

As at December 31, 2008, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, approximately 544,753 of our subordinate voting shares (3.2%) and 1,548,000 of our multiple voting shares (100%). V. Prem Watsa, our Chairman and a director, controls shares representing 49.0% of the total votes attached to all classes of our shares (100% of the total votes attached to the multiple voting shares and 1.8% of the total votes attached to the subordinated voting shares).

As at December 31, 2008, to our knowledge, the directors and officers of Fairfax beneficially owned, directly or indirectly, or exercised control or direction over, excluding through ownership or control or direction over securities of Fairfax, the following securities of Odyssey Re: 6,494 shares of common stock (less than one percent) of Odyssey Re. On February 20, 2009, Northbridge became a wholly-owned subsidiary of Fairfax, and thereafter no directors or officers of Fairfax own any shares of Northbridge.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Griffiths was a director of Brazilian Resources Inc. until June 2004. The company was subject to an insider cease trade order issued by the Ontario Securities Commission on June 10, 2001 due to the company’s late filing of financial statements. All required documents were filed by the company and the cease trade order was rescinded on July 30, 2001. The company was also subject to a cease trade order issued by the British Columbia Securities Commission on June 30, 2003 due to the late filing of financial statements. All required documents were filed by the company and the cease trade order was rescinded on July 8, 2003. Mr. Griffiths was a director of Consumers Packaging Inc. until April 2002. The company operated under the protection of the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) commencing in 2001. During the protection period, cease trade orders were issued against management and insiders due to the company’s failure to file financial statements. The cease trade orders were temporarily lifted to permit the court sanctioned sale of substantially all of the company’s assets, and the company later filed an assignment in bankruptcy.

Mr. Griffiths was a director of Slater Steel Inc. until August 2004 which, under the protection of the CCAA commencing in 2003, operated in an orderly wind-down.

Mr. Horn was formerly a director of AT&T Canada Inc., as a representative of Rogers Communications Inc., when it filed for protection from its creditors in October 2002.

Conflicts of Interest

There are no existing or, to our knowledge, potential material conflicts of interest between our company or a subsidiary of our company and any director or officer of our company or a subsidiary of our company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

During the three-year period ending December 31, 2008 and during the current financial year up to the date hereof, none of our directors, executive officers, 10 percent shareholders or any of their associates or affiliates had a material interest in any transaction that has materially affected or will materially affect Fairfax on a consolidated basis.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for our subordinate voting shares in Canada is CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Canada M1S 0A1, and in the United States is BNY Mellon Shareowner Services, 480 Washington Boulevard, 29th Floor, Jersey City NJ, 07310.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, there are no contracts which are material to Fairfax, on a consolidated basis, that have been entered into since January, 2002.

INTERESTS OF EXPERTS

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors’ report dated March 6, 2009 in respect of Fairfax’s consolidated financial statements as at December 31, 2008 and 2007 and for the three years ended December 31, 2008 and Fairfax’s internal control over financial reporting as at December 31, 2008. PricewaterhouseCoopers LLP has advised that they are independent with respect to Fairfax within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules of the US Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board Rule 3520, Auditor Independence.

AUDIT COMMITTEE

A copy of our Audit Committee Charter is attached as Schedule A. The members of our Audit Committee are Alan D. Horn (Chair), Anthony F. Griffiths, Robert J. Gunn and, until April 2009, Paul L. Murray. All of the members of our Audit Committee are independent and financially literate pursuant to the meanings of such terms in Multilateral Instrument 52-110 — Audit Committees. Additional information concerning our Audit Committee, including the education and experience of each Audit Committee member and the procedures that we have adopted for the engagement of non-audit services, can be found in our Management Proxy Circular dated March 6, 2009 under the heading “Audit Committee”, which is incorporated herein by reference.

Accountant fees payable for the years ended December 31, 2008 and December 31, 2007 to our external auditors, PricewaterhouseCoopers LLP, and its affiliates by us and our subsidiaries were CDN$18.6 million and CDN$21.9 million, respectively. The fees payable to PricewaterhouseCoopers LLP in 2008 and 2007 are detailed below.

	Year ended	Year ended
	December 31, 2008	December 31, 2007
	(CDN $ millions)	(CDN $ millions)

Audit fees	$15.2	$17.1
Audit-related fees	0.2	1.4
Tax fees	3.0	3.1
All other fees	0.2	0.3
Total	$18.6	$21.9

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered for the audits of our consolidated financial statements and the effectiveness of internal control over financial reporting of Fairfax and statutory and subsidiary audits, issuance of comfort letters, consents, assistance with review of documents filed with regulatory authorities and actuarial attestation of policy liabilities.

Audit-Related Fees

Audit-related fees were paid for assurance and related services related to employee pension and benefit plan audits, accounting consultations, internal control reviews and assurance services that are not required by statute or regulation and special actuarial reviews.

Tax Fees

Tax fees were paid for services related to tax compliance, tax advice and tax planning professional services. These services consisted primarily of tax compliance including the review of original and amended tax returns, assistance with questions regarding tax audits and tax planning and advisory services relating to common forms of domestic and international taxation (e.g., income tax, capital tax, Goods and Services Tax and Value Added Tax).

All Other Fees

Fees disclosed in the table above under the item “all other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above. These services consisted primarily of claims handling services and French translation of our regulatory filings, including our annual consolidated financial statements and management’s discussion and analysis, interim consolidated financial statements and quarterly reports to shareholders and financial information included in the Annual Information Form, prospectuses and other offering documents.

ADDITIONAL INFORMATION

Additional information about our company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and options to purchase securities is contained in our Management Proxy Circular dated March 6, 2009. Additional financial information is provided in our Audited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the year ended December 31, 2008 and in pages 2-3 and 4-12 of our 2008 Annual Report.

Schedule A

FAIRFAX FINANCIAL HOLDINGS LIMITED

AUDIT COMMITTEE CHARTER

Approved by the Board of Directors on February 17, 2005

FAIRFAX FINANCIAL HOLDINGS LIMITED

AUDIT COMMITTEE CHARTER

1.	Statement of Purpose

The Audit Committee of Fairfax Financial Holdings Limited has been established by the Board for the purposes of overseeing the accounting and financial reporting processes of Fairfax, including the audit of the financial statements of Fairfax.

The Committee is responsible for assisting with the Board’s oversight of (1) the quality and integrity of Fairfax’s financial statements and related disclosure, (2) Fairfax’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications, performance and independence and (4) the integrity of the internal controls at Fairfax (including at its publicly traded subsidiaries).

2.	Committee Membership

Members

The Committee will consist of as many members of the Board as the Board may determine but in any event, not less than three members. Members of the Committee will be appointed by the Board, taking into account any recommendation that may be made by the Governance and Nominating Committee. Any member of the Committee may be removed and replaced at any time by the Board, and will automatically cease to be a member if he or she ceases to meet the qualifications set out below. The Board will fill vacancies on the Committee by appointment from among qualified members of the Board, taking into account any recommendation that may be made by the Governance and Nominating Committee. If a vacancy exists, the remaining members of the Committee may exercise all of its powers so long as there is a quorum and subject to any legal requirements regarding the minimum number of members of the Committee.

Chair

The Board will designate one of the members of the Committee to be the Chair of the Committee, taking into account any recommendation that may be made by the Governance and Nominating Committee.

Qualifications

All of the members of the Committee must be independent and financially literate, as determined in accordance with the rules of applicable stock exchanges and securities regulatory authorities, with at least one of the members having financial expertise, as determined in accordance with those rules. Members must also have suitable experience and must be familiar with the financial reporting practices of public companies.

Ex Officio Members and Management Attendance

The Committee may invite, at its discretion, members of management to attend a meeting of the Committee. Any member of management will attend a Committee meeting if invited by the Committee. The Lead Director, if not already a member of the Committee, will be entitled to attend each meeting of the Committee as an observer.

3.	Committee Operations

Frequency of Meetings

The Chair, in consultation with the other members of the Committee, will determine the schedule and frequency of meetings of the Committee, provided that the Committee will meet at least once per quarter.

Agenda and Reporting to the Board

The Chair will establish the agenda for meetings in consultation with the other members of the Committee, the Chairman of the Board and the Lead Director. To the maximum extent possible, the agenda and meeting materials will be circulated to the members in advance to ensure sufficient time for study prior to the meeting. The Committee will report to the Board at the next meeting of the Board following each Committee meeting.

Secretary

The Corporate Secretary of Fairfax will, subject to any contrary direction of the Committee, act as secretary of the Committee.

Minutes

The secretary of the Committee will keep regular minutes of Committee proceedings and will circulate them to all Committee members, the Chairman of the Board and the Lead Director (and to any other director that requests that they be sent to him or her) on a timely basis.

Quorum

A quorum at any meeting will be a simple majority.

Procedure

The procedure at meetings will be determined by the Committee.

Transaction of Business

The powers of the Committee may be exercised at a meeting where a quorum is present or by resolution in writing signed by all members of the Committee.

Absence of Chair

In the absence of the Chair, the Committee may appoint one of its other members to act as Chair of that meeting.

Exercise of Power Between Meetings

Between meetings, and subject to any applicable law, the Chair of the Committee, or any member of the Committee designated for this purpose, may, if required in the circumstance, exercise any power delegated by the Committee. The Chair or other designated member will promptly report to the other Committee members in any case in which this interim power is exercised.

4.	Committee Duties and Responsibilities

The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board and performing any other functions that may be necessary or appropriate for the performance of its duties.

      Independent Auditor’s Qualifications and Independence

1.	The Committee must recommend to the Board at all appropriate times the independent auditor to be nominated or appointed for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Fairfax and approve the compensation to be paid to the independent auditor.

2.	The Committee is directly responsible for overseeing the work of the independent auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Fairfax, including the resolution of disagreements between management and the independent auditor regarding financial reporting. The independent auditor will report directly to the Committee.

3.	The Committee must pre-approve any permitted non-audit services to be provided by the independent auditor to Fairfax or its subsidiaries. The Committee may delegate to one or more of its members the authority to pre-approve those permitted non-audit services provided that any such pre-approval must be presented to the Committee at its next meeting and that the Committee may not delegate pre-approval of any non-audit internal control related services. The Committee may also adopt specific policies and procedures relating to pre-approval of permitted non-audit services to satisfy the pre-approval requirement provided that the procedures are detailed as to the specific service, the Committee is informed of each non-audit service and the procedures do not include the delegation of the Committee’s responsibilities to management or pre-approval of non-audit internal control related services. The Committee will review with the lead audit partner whether any of the audit team members receive any discretionary compensation from the audit firm with respect to non-audit services performed by the independent auditor.

4.	The Committee will obtain and review with the lead audit partner and a more senior representative of the independent auditor, annually or more frequently as the Committee considers appropriate, a report by the independent auditor describing: (a) the independent auditor’s internal quality-control procedures; (b) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry, review or investigation by governmental, professional or other regulatory authorities, within the preceding five years, respecting independent audits carried out by the independent auditor, and any steps taken to deal with these issues; and (c) in order to assess the independent auditor’s independence, all relationships between the independent auditor and Fairfax and the independent auditor’s objectivity and independence in accordance with the rules, policies and standards applicable to auditors.

5.	After reviewing the report referred to above and the independent auditor’s performance throughout the year, the Committee will evaluate the independent auditor’s qualifications, performance and independence. The evaluation will include a review and evaluation of the lead partner of the independent auditor. In making its evaluation, the Committee will take into account the opinions of management and Fairfax’s internal auditors (or other personnel responsible for the internal audit function). The Committee will also consider whether, in order to assure continuing auditor independence, there should be a rotation of the audit firm itself. The Committee will present its conclusions to the Board.

6.	The Committee will review with the Board any issues that arise with respect to the performance and independence of the independent auditor and where issues arise make recommendations about whether Fairfax should continue with that independent auditor.

7.	The Committee will ensure the regular rotation of members of the independent auditor’s team as required by law.

8.	The Committee will establish hiring policies for employees and former employees of its independent auditor.

      Financial Statements and Financial Review

9.	The Committee will review the annual audited financial statements and quarterly financial statements with management and the independent auditor, including MD&A, before their release and their filing with securities regulatory authorities, including the filing of Form 40-F or Form 6-K, as applicable. The Committee will also review all news releases relating to annual and interim financial results prior to their public release. The Committee will also consider, establish, and periodically review policies with respect to the release or distribution of any other financial information, including earnings guidance and any financial information provided to ratings agencies and analysts, and review that information prior to its release.

10.	The Committee will meet separately and periodically with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent auditor.

11.	The Committee will oversee management’s design and implementation of an adequate and effective system of internal controls at Fairfax (including at its publicly traded subsidiaries), including ensuring adequate internal audit functions. The Committee will review the processes for complying with internal control reporting and certification requirements and for evaluating the adequacy and effectiveness of specified controls. The Committee will review the annual and interim conclusions of the effectiveness of Fairfax’s disclosure controls and procedures and internal controls and procedures (including the independent auditor’s attestation that is required to be filed with securities regulators).

12.	The Committee will review with management and the independent auditor: (A) major issues regarding accounting principles and financial statement presentations, including critical accounting principles and practices used and any significant changes to Fairfax’s selection or application of accounting principles, and major issues as to the adequacy of Fairfax’s internal controls and any special audit steps adopted in light of material control deficiencies; (B) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative GAAP methods on the financial statements of Fairfax and the treatment preferred by the independent auditor; (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of Fairfax; and (D) the type and presentation of information to be included in earnings press releases (including any use of “pro forma” or “adjusted” non-GAAP information).

13.	The Committee will regularly review with the independent auditor any difficulties the auditor encountered in the course of its audit work, including any restrictions on the scope of the independent auditor’s activities or on access to requested information, and any significant disagreements with management. The Committee will also review with the independent auditor any material communications with the independent auditor, including any management letter or schedule of unadjusted differences.

14.	The Committee will review with management, and any outside professionals as the Committee considers appropriate, important trends and developments in financial reporting practices and requirements and their effect on Fairfax’s financial statements.

15.	The Committee will review with management and the independent auditor the scope, planning and staffing of the proposed audit for the current year. The Committee will also review the organization, responsibilities, plans, results, budget and staffing of the internal audit departments. In addition, management of Fairfax’s subsidiaries will consult with the Committee, or in the case of Fairfax’s publicly traded subsidiaries, the audit committees of those subsidiaries, on the appointment, replacement, reassignment or dismissal of personnel in the respective internal audit departments.

16.	The Committee will meet with management to discuss guidelines and policies governing the process by which Fairfax and its subsidiaries assess and manage exposure to risk and to discuss Fairfax’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

17.	The Committee will review with management, and any internal or external counsel as the Committee considers appropriate, any legal matters (including the status of pending litigation) that may have a material impact on Fairfax and any material reports or inquiries from regulatory or governmental agencies.

18.	The Committee will review with the Board any issues that arise with respect to the quality or integrity of Fairfax’s financial statements, compliance with legal or regulatory requirements, or the performance of the internal audit function.

      Additional Oversight

19.	The Committee will establish procedures for (a) the receipt, retention and treatment of complaints received by Fairfax regarding accounting, internal accounting controls, auditing matters or potential violations of law and (b) the confidential, anonymous submission by employees of Fairfax of concerns regarding questionable accounting, internal accounting controls or auditing matters or potential violations of law. This will include the establishment of a whistleblower policy and an employee “hotline” for making anonymous submissions.

20.	The Committee will annually review the expenses of the CEO and the CFO.

5.	Access to Advisors

The Committee may, in its sole discretion, retain counsel, auditors or other advisors in connection with the execution of its duties and responsibilities and may determine the fees of any advisors so retained. Fairfax will provide the Committee with appropriate funding for payment of compensation to such counsel, auditors or other advisors and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

6.	The Committee Chair

In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for monitoring developments with respect to financial reporting in general, and reporting to the Committee on any significant developments.

7.	Committee Evaluation

The performance of the Committee will be evaluated by the Governance and Nominating Committee as part of its annual evaluation of the Board committees.